

Mail Stop 7010

February 11, 2009

<u>Via U.S. mail and facsimile@ (225) 925-5625</u>

J. M. Bernhard, Jr., Chairman, President and Chief Executive Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

        RE: The Shaw Group Inc.
                  Form 10-K for the Fiscal Year August 31, 2008
                  Filed on: October 31, 2008
                  File No.: 001-12227

                  Definite Proxy Statement on Schedule 14A
                  Filed on: December 24, 2008
                  File No.: 001-12227

Dear Mr. Bernhard, Jr.:

        We have completed our review of your letter dated February 5, 2009 responding to our comment letter dated January 29, 2009 in connection with our review of Form 10-K for the fiscal year ended August 31, 2008. We have no further comments at this time.

        If you have any further questions regarding our review of your filing, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3760.

                                    Sincerely,

                                    Pamela A. Long
                                    Assistant Director